Emeco Holdings Limited

RECEIVED

2007 JUN 12 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 June 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

07024369

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Notice of Change of Interests of Substantial Shareholder- Suncorp Metway Limited and its subsidiaries – 28/5/07*
2. *Emeco Holdings Limited – Notice of Ceasing to be a Substantial Holder – AMP Limited – 30/5/07*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Mike Kirkpatrick
Company Secretary

Enclosures (3)

SUPPL

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

BNP PARIBAS
SECURITIES SERVICES

Date: 1-Jun-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 2

NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671 of the Corporations Law, AMP Limited hereby advises that it is no longer a substantial holder in Emeco Holdings Limited.

The enclosed ASIC Form 605 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 605
Corporations Law
Section 671B
Notice of Ceasing to be a Substantial Holder

To: **Emeco Holdings Limited**

ACN/ARSN: 112 198 815

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

The holder ceased to be a substantial holder on 30-May-2007
The previous notice was given to the company on 08-May-2007
The previous notice was dated 04-May-2007

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of securities affected*	*Person's votes affected*
11-May-2007 to 30-May-2007	AMP Capitial Investors Limited	Share acquisition	$9,004,748.00	Fully Paid Ordinary 4,986,993	4,986,993
10-May-2007 to 30-May-2007	AMP Capitial Investors Limited	Share disposal	-$837,735.00	Fully Paid Ordinary -497,791	-497,791
25-May-07	AMP Life Limited	Share acquisition	$17,151.81	Fully Paid Ordinary 10,149	10,149
8-May-2007 to 30-May-2007	AMP Life Limited	Share disposal	-$9,134,587.69	Fully Paid Ordinary -5,483,514	-5,483,514
18-May-2007 to 30-May-2007	Cogent Nominees Pty Limited	Share disposal	-$1,484,723.88	Fully Paid Ordinary -900,593	-900,593
8-May-2007 to 30-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$7,296,207.17	Fully Paid Ordinary -4,354,065	-4,354,065
18-May-2007 to 21-May-2007	Equipsuper	Share disposal	-$662,650.08	Fully Paid Ordinary -370,911	-370,911
18-May-2007 to 21-May-2007	LAMP	Share disposal	-$1,632,185.25	Fully Paid Ordinary -916,856	-916,856
10-May-07	State Authority Superannuation Scheme	Share acquisition	$1,172,302.20	Fully Paid Ordinary 630,270	630,270
18-May-2007 to 30-May-2007	State Authority Superannuation Scheme	Share disposal	-$4,962,720.55	Fully Paid Ordinary -3,003,060	-3,003,060
18-May-2007 to 30-May-2007	UniSuper Limited	Share disposal	-$2,875,183.58	Fully Paid Ordinary -1,735,294	-1,735,294

3. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

4. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
UniSuper Limited	Level 28, 387 Collins Street, Melbourne VIC 3000

This notice of change of interests of substantial holder (ASIC Form 605) comprises 1 page/s in total.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	112 188 815

1. Details of substantial holder

Name	Suncorp-Metway Limited and its subsidiaries
ACN/ARSN (if applicable)	010 831 722

There was a change in the interests of the substantial holder on	28/05/07
The previous notice was given to the company on	23/05/07
The previous notice was dated	23/05/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
Ordinary shares	Person's votes	Voting power	Person's votes	Voting power
	62,282,203	9.87%	55,485,387	8.79%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Tyndall Investment Management Ltd	Sale	$1,174,572.29	719,318	719,318
	RAC Insurance Pty Ltd	Sale	$5,388.55	3,300	3,300
	Promina Equities Ltd	Sale	$121,157.70	74,198	74,198
	Suncorp Metway Investment Management Ltd	Sale	$10,229,137.11	6,000,000	6,000,000

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer Annexure 1					

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name C R Chuter Capacity Company Secretary

Sign here **Date 04/06/07**

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Class and number of securities
Tyndall Investment Management Ltd	National Nominees ACF BTR	271 Collins Street Melbourne VIC 3000	59,691 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Core Share Value Fund	GPO BOX 5078 Sydney NSW 2001	1,681,617 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Share Wholesale Portfolio	GPO BOX 5078 Sydney NSW 2001	8,707,828 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Workers Compensation Nominal Insurer	PO BOX R209 Royal Exchange NSW 1225	2,001,975 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF Mercer Investment Nominees Ltd	271 Collins Street Melbourne VIC 3000	1,033,964 Ordinary shares
Tyndall Investment Management Ltd	JP Morgan Chase Nominees ACF Challenger	Locked Bag 7 Royal Exchange Sydney NSW 2000	463,883 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Optimix Ltd	PO BOX R209 Royal Exchange NSW 1225	2,473,814 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF AMP Capital Investors	PO BOX R209 Royal Exchange NSW 1225	4,685,920 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Public Trustee Australian Capital Territory	GPO BOX 5078 Sydney NSW 2001	197,708 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF NSW Busness Chamber Ltd	271 Collins Street Melbourne VIC 3000	231,584 Ordinary shares
Promina Equities Ltd	Promina Equities Ltd	GPO BOX 5078 Sydney NSW 2001	2,221,632 Ordinary shares
RAC Insurance Pty Ltd	RAC Insurance Pty Ltd	GPO BOX 5078 Sydney NSW 2001	98,807 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp General Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,021,400 Ordinary shares
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,450,200 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	19,556,570 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,337,694 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	204,800 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	376,800 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	467,000 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,083,100 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,252,300 Ordinary shares
Suncorp Metway Investment Management Ltd	JP Morgan Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,496,800 Ordinary shares
Suncorp Metway Investment Management Ltd	BNP Paribas ACF SRI Equities Fund	PO BOX R209 Royal Exchange NSW 1225	380,300 Ordinary shares

END